

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via E-mail
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

     Re: **Wal-Mart Stores, Inc.**
             Form 10-K for the Fiscal Year Ended January 31, 2014
             Filed March 21, 2014
             Definitive Proxy Statement on Schedule 14A
             Filed April 23, 2014
             File No. 1-6991

Dear Mr. Holley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

Exhibit 13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Walmart International Segment, page 12

1. We note you corrected a historical accounting practice that did not conform to your global accounting policies for store lease expenses in China and Mexico which contributed to the $1 billion increase in operating expenses during fiscal year 2014. Please address the following:

- Tell us the amount of the charge for this included in the $1 billion increase in operating expenses.
- Tell us how the new accounting differs from the historical accounting practice, your consideration of the guidance at ASC 250-10-45, and whether the correction to the historical accounting practice was an error correction or a change in accounting principle or estimate.
- We note disclosure in Note 1 to your financial statements regarding the correction in fiscal 2014 of certain amounts pertaining to previous fiscal years determined not to be material. Please tell us if the amounts corrected relate to these store lease expenses. If additional items were corrected, please tell us the amounts and line items impacted.
- Tell us when and how you discovered the discrepancy in accounting practice and the processes and/or controls that were involved in identifying the discrepancy.
- To the extent that you determined there were control deficiencies due to the discrepancy in accounting practices, describe the deficiencies and how you evaluated the severity of each identified.
- Tell us if you made changes or improvements in your internal controls over financial reporting (ICFR) due to the discrepancy disclosed.

Notes to Consolidated Financial Statements, page 31

Note 4. Accumulated Other Comprehensive Income (Loss), page 39

2. Please tell us your consideration of disclosing in the notes to the financial statements the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 52

Adjustments, page 55

3. In future filings, please quantify to the extent practicable the impact of the adjustments described on this page, including the percentage impact of such adjustments. Please provide us with your proposed disclosure. Please refer to Instruction 5 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Lisa Kohl, Staff Attorney, at (202) 551-3252 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief